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ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
COUNSEL



05008764

SUPPL

June 2, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549



SEC MAIL
PROCESSING
RECEIVED
JUN 07 2005
WASH, D.C.
192
SECTION

File No. 82-34771

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH MAY 31, 2005

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

1.1 Update of the 2004 *Document de reference*, registered with the AMF on May 4, 2005.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

2.1 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

A. Pricing Supplement relating to the issuance of €150,000,000 Floating Rate Notes due November 2006, dated May 4, 2005.

B. Pricing Supplement relating to the issuance of €125,000,000 Floating Rate Notes due November 2006, dated May 4, 2005.

C. Pricing Supplement relating to the issuance of €80,000,000 Floating Rate Notes due November 2006, dated May 4, 2005.

D. Pricing Supplement relating to the issuance of €20,000,000 Variable Fixed Rate Callable Notes due 2035, dated May 20, 2005.

E. Pricing Supplement relating to the issuance of €40,000,000 Floating Rate Notes due April 2029, dated May 25, 2005.

3. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

3.1 Summary of assets and liabilities as at March 31, 2005, published on May 9, 2005.

3.2 Notice of aggregate voting rights as of May 18, 2005, published on May 27, 2005.

4. OTHER PUBLIC DISCLOSURE

4.1 Press releases through May 31, 2005.

4.2 Presentation entitled "Plan to merge asset management activities in Italy of Crédit Agricole S.A. and Banca Intesa", dated May 31, 2005.

4.3 Declaration by Crédit Agricole regarding a transaction in its own shares on May 25, 2005, registered with the AMF on June 1, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Update of the 2004 *Document de reference*

May 4, 2005

For an English-language summary of the update to the 2004 *Document de référence*, which was registered with the AMF on May 4, 2005 under visa no. D.05-0233-A02, please see Exhibit 5.3 "Presentation on the conversion to IAS/IFRS standards, dated April 22, 2005" to the information made public by the bank through April 30, 2005, registered with the SEC on May 13, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 A

Pricing Supplement relating to the issuance of €150,000,000
Floating Rate Notes due November 2006

May 4, 2005

Please see attached.

Pricing Supplement dated 4 May 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 150,000,000 Floating Rate Notes due 6 November 2006 (the "Notes") under the U.S.$20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "Conditions") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	London branch
2	(i)	Series Number:	101
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Euro ("EUR")
4		Aggregate Nominal Amount:	EUR 150,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 150,000,000
6		Specified Denominations:	EUR 100,000
7	(i)	Issue Date:	6 May 2005
	(ii)	Interest Commencement Date:	Issue Date
8		Maturity Date:	6 November 2006
9		Interest Basis:	Floating Rate (further particulars specified in paragraph 17 below)
10		Redemption/Payment Basis:	Redemption at par
11		Change of Interest or Redemption/Payment Basis:	Not Applicable
12		Put/Call Options:	Not Applicable
13		Status of the Notes:	Unsubordinated
14		Listing:	Luxembourg

15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Provisions	Applicable
(i)	Interest Period(s):	As per the Conditions
(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 6 August 2005, 6 November 2005, 6 February 2006, 6 May 2006, 6 August 2006 and 6 November 2006 each subject to the Business Day Convention in 17(iii) below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 5(j)):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As per the Conditions
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent)	Not Applicable
(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	• Relevant Time:	11.00 a.m. (Brussels time)
	• Interest Determination Date:	Two TARGET Business Days prior to the first day of each Interest Period
	• Primary Source for Floating Rate:	Reuters Page EURIBOR01
	• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	• Relevant Financial Centre	Euro-zone
	• Benchmark:	3 month EURIBOR
	• Representative Amount:	Not Applicable
	• Effective Date:	Not Applicable
	• Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	
	• Floating Rate Option:	Not Applicable

	• Designated Maturity:	Not Applicable
	• Reset Date:	Not Applicable
	• ISDA Definitions: (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Minus 0.025 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 5(j)):	Actual/360, adjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable.
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	EUR 100,000 per Note of EUR 100,000 specified denomination
24	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor	No
26	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
28	Details relating to Partly Paid Notes:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		The Royal Bank of Scotland plc
35	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0218236783
37	Common Code:	021823678
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable

39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39 Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.2948 per Euro, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 194,220,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$ 20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:
acting through its London branch

By: ______________________
Duly authorised

RECENT DEVELOPMENTS

IAS/IFRS conversion impact (*press release dated 22 April, 2005*)

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)
  Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)
  Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005
  Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)
  Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

** ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders'equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:

- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income €4.376 billion (+24.4%)**

- **Net income (Group share):**

before goodwill and integration-related costs **€3.157 billion (+31.5%)**
after goodwill and integration-related costs **€2.203 billion (+93.2%)**

- **ROE*: 13.6% versus 10.6% (+3 percentage points)**
- **Earnings per share*: €2.14 (+19.6%)**
- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
– Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
Income from equity affiliates	1,113	+30.0%	310	+29.7%
Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

* *Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data*

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.

The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
– Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**

Cost/income ratio	73.1%	-1.7pt	73.3%
Allocated capital (€ bn)	2.3		
ROE	23.5%		

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

3. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.
Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03***
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			

ROE	17.2%

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-

Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
Income from equity affiliates	8	n.a.	4	n.a.

Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.

This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	**2004**	**% change 2004/2003**
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
Income from equity affiliates	389	+77.6%
Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref
(press release dated 1 February, 2005)

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad."

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 B

Pricing Supplement relating to the issuance of €125,000,000
Floating Rate Notes due November 2006

May 4, 2005

Please see attached.

Pricing Supplement dated 4 May 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 125,000,000 Floating Rate Notes due 9 November 2006 (the "Notes") under the U.S.$20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "Conditions") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	London branch
2	(i)	Series Number:	102
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		EUR 125,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 125,000,000
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	9 May 2005
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		9 November 2006
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	Status of the Notes:		Unsubordinated

14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Provisions	Applicable
(i)	Interest Period(s):	As per the Conditions
(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 9 August 2005, 9 November 2005, 9 February 2006, 9 May 2006, 9 August 2006 and 9 November 2006 each subject to the Business Day Convention in 17(iii) below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 5(j)):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As per the Conditions
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent)	Not Applicable
(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	• Relevant Time:	11.00 a.m. (Brussels time)
	• Interest Determination Date:	Two TARGET Business Days prior to the first day of each Interest Period
	• Primary Source for Floating Rate:	Reuters Page EURIBOR01
	• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	• Relevant Financial Centre	Euro-zone
	• Benchmark:	3 month EURIBOR
	• Representative Amount:	Not Applicable
	• Effective Date:	Not Applicable
	• Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	

	• Floating Rate Option:	Not Applicable
	• Designated Maturity:	Not Applicable
	• Reset Date:	Not Applicable
	• ISDA Definitions: (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Minus 0.025 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 5(j)):	Actual/360, adjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable.
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	EUR 100,000 per Note of EUR 100,000 specified denomination
24	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No

	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor	No
26	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
28	Details relating to Partly Paid Notes:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		The Royal Bank of Scotland plc
35	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:		XS0218330883
37	Common Code:		021833088

38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39 Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.2948 per Euro, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 161,850,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$ 20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:
acting through its London branch

By: ______________________
Duly authorised

RECENT DEVELOPMENTS

IAS/IFRS conversion impact (*press release dated 22 April, 2005*)

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)
  Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)
  Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005
  Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)
  Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

* *ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders'equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:
- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues

such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income: €4.376 billion (+24.4%)**

- **Net income (Group share):**

before goodwill and integration-related costs	**€3.157 billion (+31.5%)**
after goodwill and integration-related costs	**€2.203 billion (+93.2%)**

- **ROE*: 13.6% versus 10.6% (+3 percentage points)**

- **Earnings per share*: €2.14 (+19.6%)**

- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The contribution from equity affiliates was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
– Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
Income from equity affiliates	1,113	+30.0%	310	+29.7%
Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-

* *Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data*

year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.

The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03**
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
– Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	**2004**	**% change 2004/2003***	**Q4-04**	**% change Q4-04/Q4-03***
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**

Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

3. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03**
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.

Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	**2004**	**% change 2004/2003**	**Q4-04**	**% change Q4-04/Q4-03***
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)

Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	**2004**	**% change 2004/2003***	**Q4-04**	**% change Q4-04/Q4-03***	**% change Q4-04/Q3-04**
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.

Pre-tax ordinary income	83	(3.5%)	1	(98.7%)
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
Income from equity affiliates	8	n.a.	4	n.a.
Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and	**(486)**	n.a.	**(172)**	n.a.

integration-related costs				

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.

This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
Income from equity affiliates	389	+77.6%
Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref

(press release dated 1 February, 2005)

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad."

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 C

Pricing Supplement relating to the issuance of €80,000,000
Floating Rate Notes due November 2006

May 4, 2005

Please see attached.

Pricing Supplement dated 4 May 2005



CREDIT AGRICOLE S.A.

acting through its London Branch

Issue of EUR 80,000,000 Floating Rate Notes due 10 November 2006 (the "Notes") under the U.S.$20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "Conditions") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	London branch
2	(i)	Series Number:	103
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		EUR 80,000,000
5	(i)	Issue Price:	100.037 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 80,029,600
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	10 May 2005
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		10 November 2006
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	Status of the Notes:		Unsubordinated

14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Provisions	Applicable
(i)	Interest Period(s):	As per the Conditions
(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 10 August 2005, 10 November 2005, 10 February 2006, 10 May 2006, 10 August 2006 and 10 November 2006 each subject to the Business Day Convention in 17(iii) below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 5(j)):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As per the Conditions
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent)	Not Applicable
(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	• Relevant Time:	11.00 a.m. (Brussels time)
	• Interest Determination Date:	Two TARGET Business Days prior to the first day of each Interest Period
	• Primary Source for Floating Rate:	Reuters Page EURIBOR01
	• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	• Relevant Financial Centre	Euro-zone
	• Benchmark:	3 month EURIBOR
	• Representative Amount:	Not Applicable
	• Effective Date:	Not Applicable
	• Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	

	• Floating Rate Option:	Not Applicable
	• Designated Maturity:	Not Applicable
	• Reset Date:	Not Applicable
	• ISDA Definitions: (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 5(j)):	Actual/360, adjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable.
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	EUR 100,000 per Note of EUR 100,000 specified denomination
24	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No

	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor	No
26	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
28	Details relating to Partly Paid Notes:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, *renominalisation* and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		The Royal Bank of Scotland plc
35	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:		XS0218735271
37	Common Code:		021873527

38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39 Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.2948 per Euro, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 103,584,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$ 20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:
acting through its London branch

By: ______________________
Duly authorised

RECENT DEVELOPMENTS

IAS/IFRS conversion impact (*press release dated 22 April, 2005*)

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)
  Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)
  Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005
  Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)
  Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

** ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders'equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:

- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues

such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS *could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted* during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income: €4.376 billion (+24.4%)**

- **Net income (Group share):**
  - before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  - after goodwill and integration-related costs **€2.203 billion (+93.2%)**

- **ROE*: 13.6% versus 10.6% (+3 percentage points)**

- **Earnings per share*: €2.14 (+19.6%)**

- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The contribution from equity affiliates was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
– Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
Income from equity affiliates	1,113	+30.0%	310	+29.7%
Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

---

* *Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data*

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.

The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
– Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)

Net income before goodwill amortisation	529	+16.8%	131	(10.7%)
Cost/income ratio	73.1%	-1.7pt	73.3%	
Allocated capital (€ bn)	2.3			
ROE	23.5%			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

3. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.
Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);

- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**

Allocated capital (€ bn)	**0.5**
ROE	**16.6%**

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
Income from equity affiliates	8	n.a.	4	n.a.
Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.

This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
Income from equity affiliates	389	+77.6%
Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref

(press release dated 1 February, 2005)

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad."

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 D

Pricing Supplement relating to the issuance of €20,000,000
Variable Fixed Rate Callable Notes due 2035

May 20, 2005

Please see attached.

Pricing Supplement dated 20 May 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of Euro 20,000,000 Variable Fixed Rate Callable Notes due 2035 (the "Notes")
under the U.S.$ 20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "**Conditions**") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated 9 July 2004.

1.	(i) Issuer:	Crédit Agricole S.A.
	(ii) Relevant Branch:	London branch
2.	(i) Series Number:	104
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	(i) Series:	Euro 20,000,000
	(ii) Tranche:	Euro 20,000,000
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	Euro 20,000,000
6.	Specified Denominations:	Euro 10,000
7.	(i) Issue Date:	24th May, 2005
	(ii) Interest Commencement Date:	The Issue Date
8.	Maturity Date:	24th May, 2035
9.	Interest Basis:	Variable Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Call (further particulars specified below)

13.	Status of the Notes:	Unsubordinated
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions — Applicable

(i) Rate(s) of Interest:

For each Interest Period falling in the period from, and including, the Issue Date to, but excluding, the Interest Payment Date falling on 24th May, 2008 the Rate of Interest shall be 5.02 per cent. per annum.

For each Interest Period falling in the period from, and including, the Interest Payment Date falling on 24th May, 2008 to, but excluding, the Maturity Date:

If the Reference Rate (as defined below), as observed on the Interest Determination Date (as defined below) is equal to or lesser than 4.00 per cent. (the "Coupon Trigger Event"), then the Rate of Interest for the relevant Interest Period shall be 5.02 per cent. per annum.;

Otherwise, the Rate of Interest for the relevant Interest Period shall be 2.70 per cent. per annum:

Where:

"**Reference Rate**" means the rate of EUR-EURIBOR-Telerate (as defined in the ISDA Definitions) with a Designated Maturity of 12 months, with the modifications that "Reset Date" will be replaced by "TARGET Settlement Day" (as defined below) and the phrase "on the day that is two TARGET Settlement Days preceding the Reset Date" will be replaced by "on the Interest Determination Date"

For the purpose of determining the Reference Rate, if Telerate Page 248 is cancelled or unavailable on the Interest Determination Date, the fall back provisions as set out under the definition of "EUR-EURIBOR-Telerate" contained within the ISDA Definitions shall apply

with a Designated Maturity of 12 months, and with the modifications that "Reset Date" will be replaced by "TARGET Settlement Day" (as defined below) and the phrase "on the day that is two TARGET Settlement Days preceding that Reset Date" will be replaced with "on the Interest Determination Date" and that the expression "Calculation Agent" shall mean "Nomura International plc".

"**Interest Determination Date**" means the day which is 5 TARGET Settlement Days prior to the Interest Payment Date for the relevant Interest Period.

"**TARGET Settlement Day**" means a day on which the TARGET System is open.

(ii)	Interest Payment Date(s):	24th May in each year from and including 24th May, 2006 to and including the Maturity Date
(iii)	Fixed Coupon Amount[(s)]:	The Fixed Coupon Amount payable for each Interest Payment Date from, and including, 24th May, 2006 to, and including, 24th May, 2008 shall be Euro 502 per Note of Euro 10,000 specified denomination.

In respect of each Interest Payment Date from, and including, 24th May, 2009 to, and including, the Maturity Date:

If a Coupon Trigger Event occurs on the Interest Determination Date for the relevant Interest Period, then, the Fixed Coupon Amount payable on the relevant Interest Payment Date shall be Euro 502 per Note of Euro 10,000 specified denomination;

Otherwise, the Fixed Coupon Amount payable on the relevant Interest Payment Date shall be Euro 270 per Note of Euro 10,000 specified denomination.

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 5(j)):	30/360
	(vi)	Determination Date(s)	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Call Option		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date from, and including, 24th May 2008 to, and including, 24th May, 2034
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	The Nominal Amount
	(iii)	If redeemable in part:	
		(a) Minimum nominal amount to be redeemed:	Not Applicable
		(b) Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	5 London Business and TARGET Settlement Days prior to the relevant Optional Redemption
22.	Put Option		Not Applicable
23.	Final Redemption Amount of each Note		The Nominal Amount
24.	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10]) and/or the method of calculating the same (if required or if different from that set out in	The Nominal Amount

		the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
		Rule 144A Eligible:	No
		Institutional Accredited Investor Eligible:	No
26.	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
32.	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34.		If non-syndicated, name of Dealer:	Nomura International plc
35.		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0218665395
37.	Common Code:	021866539
38.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39.	Delivery:	Delivery against payment
40.	The Agents appointed in respect of the Notes are:	Fiscal Agent and Principal Paying Agent Credit Agricole, S.A., London Branch 2nd floor, 122 Leadenhall Street London EC3V 4QH Co-Calculation Agents: Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP Credit Agricole, S.A., London Branch 2nd floor, 122 Leadenhall Street London EC3V 4QH Issuing Agent: Citibank, N.A. 5 Carmelite Street London EC4Y 0PA Luxembourg Listing and Paying Agent: Credit Agricole Investor Services Bank Luxembourg S.A. 39, allée Scheffer P. O. Box 1104 Luxembourg

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of US$ 1.2634 per Euro, producing a sum of (for Notes not denominated in U.S. dollars):	US$ 25,268,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

RECENT DEVELOPMENTS

IAS/IFRS conversion impact *(press release dated 22 April, 2005)*

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)
  - Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)
- Shareholders equity Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)
  - Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)
- Shareholders equity Group share at 1 January 2005
  - Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)
  - Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

** ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Groups Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholdersequity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:

- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crdit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business lines growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income €4.376 billion (+24.4%)**
- **Net income (Group share):**
  - before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  - after goodwill and integration-related costs **€2.203 billion (+93.2%)**
- **ROE*: 13.6% versus 10.6% (+3 percentage points)**
- **Earnings per share*: €2.14 (+19.6%)**
- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process,

synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

---

* ***Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data***

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
- Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
➢ Income from equity affiliates	1,113	+30.0%	310	+29.7%
➢ Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings

products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

➢ Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.
➢ The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

2. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

➢ The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)

Income from equity affiliates	(3)	n.m.	1	n.m.
Pre-tax ordinary income	644	+8.8%	159	+4.6%
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	412	+11.1%	98	+12.6%
Cost/income ratio	58.6%		63.1%	
Allocated capital (€ bn)	2.1			
ROE	19.7%			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.
Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark,

bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
➢ Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**

Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
➢ Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
➢ Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

➢ Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
➢ Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
➢ Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before	(81)	(62.7%)	(23)	(32.4%)	n.m.

integration-related costs) +Tax + FGBR					
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
➢ Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
- Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
➢ Income from equity affiliates	8	n.a.	4	n.a.
➢ Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.
This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
➢ Income from equity affiliates	389	+77.6%
➢ Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref *(press release dated 1 February, 2005)*

Following the approval by the French authority *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;
- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;
- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 E

Pricing Supplement relating to the issuance of €40,000,000

Floating Rate Notes due April 2029

May 25, 2005

Please see attached.

Pricing Supplement dated 25 May 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 40,000,000 Floating Rate Notes due 30 April 2029 (the "Notes") under the U.S.$ 20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "**Conditions**") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated 9 July 2004.

Provisions appearing on the face of the Notes

1.	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	London Branch
2.	(i)	Series Number:	105
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		EUR 40,000,000
	(i)	Series:	EUR 40,000,000
	(ii)	Tranche:	Not Applicable
5.	Issue Price:		99.81 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 100,000
7.	(i)	Issue Date:	27 May 2005
	(ii)	Interest Commencement Date:	Issue Date
8.	Maturity Date:		30 April 2029
9.	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable

12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Unsubordinated Notes
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions	Not Applicable
17.	Floating Rate Note Provisions	Applicable
	(i)Interest Period/ Interest Payment Dates:	Interest will be paid on 29 July, 29 October, 29 January and 29 April in each year until the Maturity Date, each subject to the Modified Following Business Day Convention. There will be a short first coupon for the period from, and including, 27 May 2005 to, but excluding, 29 July 2005 calculated on the basis of the interpolation between 2 months EURIBOR and 3 months EURIBOR plus the Margin specified below.
	(ii) Business Day Convention:	Modified Following Business Day Convention.
	(iii) Business Centre(s) (Condition 5(j)):	London and TARGET.
	(iv) Manner in which Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v) Party Responsible for calculating	The Calculation Agent
	(vi) Screen Rate Determination	
	• Relevant Time:	11.00 am (local time in Frankfurt).
	• Interest Determination Date:	Second day on which the System is open prior to the start of each Interest Period.
	• Primary Source for Floating Rate:	Moneyline Telerate page 248
	• Reference Banks:	Not applicable.
	• Relevant Financial Centre:	Eurozone
	• Benchmark:	EURIBOR
	• Representative Amount	Not Applicable

	• Effective Date	Not Applicable
	• Specified Duration:	3 Months
	(vii) ISDA Determination (Condition 5(b)(iii)(a):	Not Applicable
	(viii) Margin(s)	plus 0.05 per cent.
	(ix) Minimum Rate of Interest	Not Applicable
	(x) Maximum Rate of Interest	Not Applicable
	(xi) Day Count Fraction(s) (Condition 5(j)):	Act/360, adjusted
	(xii) Rate Multiplier:	Not Applicable
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions.	Not Applicable
18.	Zero Coupon Note Provisions	Not Applicable
19.	Index Linked Note Interest Provisions	Not Applicable
20.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Call Option	Not Applicable
22.	Put Option	Not Applicable
23.	Final Redemption Amount of each Note	EUR 100,000 per Note of EUR 100,000 specified denomination
24.	Early Redemption Amount:	Conditions apply
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	Bearer Notes

	(i)	Temporary or permanent Global Note / Certificate / Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor	No
26.		Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	London and TARGET
27.		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.		Details relating to Partly Paid Notes:	Not Applicable
29.		Details relating to Instalment Notes:	Not Applicable
30.		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.		Consolidation provisions:	Not Applicable
32.	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34.		If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
35.		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0219450300
37.	Common Code:	21945030
38.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable

39. Delivery: Delivery against payment

40. The Agents appointed in respect of the Notes are:

FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT

Crédit Agricole S.A., London Branch
2nd Floor, 122 Leadenhall Street
London EC3V 4QH
United Kingdom

ISSUING AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

LUXEMBOURG LISTING AGENT AND PAYING AGENT

Crédit Agricole Investor Services Bank
Luxembourg S.A.
39 Allée Scheffer
P.O. Box 1104
Luxembourg

GENERAL

41. Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a): Not Applicable

42. The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of 1.2576 US$ per EUR, producing a sum of (for Notes not denominated in U.S. dollars): US$ 50,304,000.00

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: Omar Ismael Aguirre
Duly authorised

RECENT DEVELOPMENTS

Crédit Agricole S.A. general shareholders' meeting (*press release dated 18 May 2005*)

Crédit Agricole S.A.'s general shareholders' meeting was held on Wednesday 18 May 2005 in Lyon. It was chaired by René Carron, the bank's Chairman, and Jean Laurent, its Chief Executive Officer.

More than one thousand shareholders attended this meeting. With a quorum of 69%, the general meeting was able to vote on all the resolutions proposed, including the extraordinary resolutions. All these resolutions were passed, with between 94% and 99% of voting rights.

The net dividend for 2004 was set at €0.66. An interim dividend of €0.30 was paid on 16 December 2004 and the balance of €0.36 will be payable from 27 May 2005.

During this meeting, the shareholders voted in favour of appointing the following directors:

- Alain David, Chairman of the Caisse Régionale de Crédit Agricole* Ille-et-Vilaine. He takes over from Jean Le Brun who has reached the statutory age limit
- - Philippe Camus, Vice-Chairman of Arco. He takes over from Gérard Mestrallet, who did not wish to renew his term of office.

The general shareholders' meeting also reappointed Messrs René Carron, Alain Dieval, Daniel Lebegue, Michel Michaut, Jean-Claude Pichon, Xavier Fontanet and Corrado Passera as directors for a further three-year term.

IAS/IFRS conversion impact (*press release dated 22 April, 2005*)

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,787m (+ 26.5% vs. French standards)
  - Before goodwill and integration-related costs €3,191m (+1.1% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005 €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs €2,507m (+ 13.8% vs. French standards)
  - Before goodwill and integration-related costs €2,911m (- 7.8% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005
  - Including unrealised capital gains €26.6bn (+ 6.7% vs. French standards)
  - Before unrealised capital gains €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

** ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders'equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:

- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in regulatory capital, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the Tier One ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

*All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed companies that have not yet publicly disclosed their financial information under the new standards.

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;

- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion

- Shareholders' equity: CHF 1.22 billion

- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income €4.376 billion (+24.4%)**

- **Net income (Group share):**
  before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  after goodwill and integration-related costs **€2.203 billion (+93.2%)**

- **ROE*: 13.6% versus 10.6% (+3 percentage points)**

- **Earnings per share*: €2.14 (+19.6%)**

- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

---

* ***Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data***

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
- Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
➢ Income from equity affiliates	1,113	+30.0%	310	+29.7%
➢ Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

➢ Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.
➢ The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003 *	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

2. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

➢ The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.

Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
➢ Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;

- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
➢ Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
➢ Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

➢ Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-

related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
➢ Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
➢ Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**

Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
➢ Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
▪ Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
➢ Income from equity affiliates	8	n.a.	4	n.a.
➢ Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.

Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.
This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
➢ Income from equity affiliates	389	+77.6%
➢ Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref

(press release dated 1 February, 2005)

Following the approval by the French authority *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by

Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;
- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;
- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Summary of assets and liabilities as at March 31, 2005

Published in the BALO on May 9, 2005

Please see the attached translation.

English translation from French

Crédit Agricole S.A. BALO Notice published May 9, 2005, page 12979

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,420,567,311.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at March 31, 2004.
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	2 926 992
Treasury bills and similar items	4 364 675
Due from banks	35 074 047
Crédit Agricole internal transactions	176 332 984
Customer-related items	3 419 039
Bonds and other fixed-income securities	9 691 989
Shares and other variable-income securities	3 348 364
Investments and other long-term securities	11 842 053
Investments in non-consolidated affiliates	33 404 644
Intangible assets, bank premises and equipment	194 551
Other assets	8 844 011
Sundry accounts and prepaid expenses	7 918 731
Total assets	297 362 080

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	593
Due to banks	31 965 345
Crédit Agricole internal transactions	13 185 486
Customer-related transactions	167 078 184
Debts represented by a security	30 567 304
Other liabilities	2 231 198
Sundry accounts and unearned income	12 720 458
General risks and liabilities reserves	1 206 457
Subordinated debt and equity loans	17 907 858
Fund for general banking risks (FGBR)	1 264 323
Shareholders' equity (excl. FGBR)	19 234 874
Share capital	4 420 567
Additional paid-in capital	12 259 979
Reserves	2 552 818
Regulated provisions and investment grants	1 672
Retained earnings	– 162
Total liabilities and shareholders' equity	297 362 080

Off-balance sheet items	Amount
Guarantees and commitments given	41 619 007
Financing commitments given	3 379 241
Guarantees given	38 239 766
Commitments on securities	0
Guarantees and commitments received	3 493 562
Financing commitments received	3 405 184
Guarantees received	88 378
Commitments on securities	0

Cumulative Financial Position of the 43 Crédit Agricole regional banks
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	3 475 341
Treasury bills and similar items	442 004
Due from banks	1 230 415
Crédit Agricole internal transactions	16 315 958
Due from customers	240 689 271
Bonds and other fixed-income securities	6 959 250
Shares and other variable-income securities	10 488 428
Investments and other long-term securities	11 795 987
Investments in non-consolidated affiliates	855 562
Intangible assets, bank premises and equipment	2 707 556
Other assets	2 170 258

Sundry accounts and prepaid expenses	5 084 661
Total assets	302 214 691

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	21
Due to banks	709 920
Crédit Agricole internal transactions	176 534 492
Customer-related items	66 323 111
Debts represented by a security	13 471 679
Other liabilities	2 268 935
Sundry accounts and unearned income	4 570 196
General risks and liabilities reserves	1 996 953
Mutual security deposits	3 163
Subordinated debt and equity loans	3 189 727
Fund for general banking risks (FGBR)	2 635 241
Shareholders' equity (excl. FGBR)	30 511 253
Share capital	4 058 212
Additional paid-in capital	8 558 958
Reserves	18 062 734
Regulated provisions and investment grants	19 495
Retained earnings	– 188 146
Total liabilities and shareholders' equity	302 214 691

Off-balance sheet items	Amount
Guarantees and commitments given	50 420 505
Financing commitments given	42 862 654
Guarantees given	7 275 494
Commitments on securities	282 357
Guarantees and commitments received	44 675 536
Financing commitments received	460 911
Guarantees received	43 882 164
Commitments on securities	332 461

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Notice of aggregate voting rights as of May 18, 2005

Published in the BALO on May 27, 2005

Please see the attached translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

English translation from French

Crédit Agricole S.A. BALO Notice published May 27, 2005, page 15355

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,420,567,311.

Registered office: 91-93, boulevard Pasteur, 75015 Paris.

Registry of Commerce and Companies: 784 608 416 Paris.

VOTING RIGHTS

In accordance with the provisions of Article L. 233-8 of the French Commercial Code, Crédit Agricole S.A. informs its shareholders that as of May 18, 2005, the date of the ordinary and extraordinary shareholders' meeting, its share capital was composed of a total of 1,473,522,437 shares and the number of voting rights was 1,445,988,783.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

Press releases issued by Crédit Agricole

Through May 31, 2005

Please see attached.


CRÉDIT AGRICOLE S.A.

2 May 2005

Clarification

This clarification concerns an article in today's issue of La Correspondance Économique about the senior management of Crédit Agricole S.A. Crédit Agricole S.A. stresses firstly that it does not comment on rumours as a matter of principle, and secondly that the appointment of the Chief Executive Officer of Crédit Agricole S.A. is a matter solely for the Board of Directors. Accordingly, no statement will be made, either by the Board of Directors or to the annual general meeting of shareholders.

PRESS RELEASE *Grenoble, 3 May 2005*



tessi



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. and **tessi** have announced that they are in exclusive discussions for the sale of a majority holding in CPR Billets.

For Crédit Agricole S.A., the proposed sale will provide CPR Billets with the backing of an industrial group to support its future development.

CPR Billets is the leading wholesale foreign exchange operator on the French market, trading and supplying currencies and gold to banks and financial intermediaries. It has also extended its activities to euro bank notes and coins and alternative security transport. The CPR Billets group reported net banking income of €41.1 million in 2004.

For **tessi**, this acquisition will round out its front and back office offering, particularly in its banking outsourcing business.

The parties plan to finalise the agreement by 30 June, after consultation with the employee representative bodies and subject to approval by the regulatory authorities.

****

About tessi

tessi is a services company specialising in front and back office management. It has three key areas of expertise:

- *French leader in data acquisition and capture*
- *French leader in deferred promotional operations and promotional logistics operations*
- *French number two in cheque processing.*

In 2004, tessi reported revenues of €104.66 million. It has 70 production sites across France and employs 2,090 people.

tessi is quoted on the Euronext Paris Eurolist – Compartment C

ISIN Code – FR0004529147 – Symbol: TES
Internet: www.tessi.fr



CRÉDIT AGRICOLE S.A.

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11 May 2005

Eurofactor: Two new Executive Board appointments

Press release

The Supervisory Board appointed **Thibaud de Fourtou** and **Jean-François Phan Van Phi** to Eurofactor's Executive Board on 29 April 2005.

These two appointments have been made to meet the needs of Eurofactor's business development. They are designed to strengthen Eurofactor's Executive Board in view of its ambitious expansion plans both in France and abroad and the need to tighten relations with its various business provider networks.

Thibaud de Fourtou

Thibaud de Fourtou, aged 37, is Chief Executive Officer of Transfact. As a member of Eurofactor's Executive Board, he will be responsible for Sales and Marketing France, Customer Relations France and Sales Administration. He will remain Chief Executive Officer of Transfact.

Thibaud de Fourtou joined Transfact, Crédit Agricole S.A.'s factoring subsidiary, in 1996 as a regional manager in Nantes. He then moved to Paris as finance and lending manager, becoming head of Business Markets and Major Accounts in 2001. He was appointed Deputy Chief Executive Officer in 2003 and Chief Executive Officer in 2004.

Thibaud de Fourtou is a graduate of the University of Paris IX Dauphine (Business Studies) and of INSEAD business school.

Jean-François Phan Van Phi

Jean-François Phan Van Phi, aged 43, has been head of Business Development and Marketing for the Eurofactor Group since the end of 2002, and Deputy Chairman of International Factors Group (leading worldwide factoring association) since 2004. As a member of Eurofactor's Executive Board, he will be responsible for International Business Development, Securitisation Servicing, Import Development, Institutional Communications, and European Product and Marketing Strategy.

Jean-François Phan Van Phi began his career with UBS (Securities) Ltd, before joining Paribas in 1988, where he was successively Corporate Account Manager in the Capital Markets Department and then the European Banking Department, Head of the Foreign Markets Division and then Deputy Head of the French retail banking network. In 2000, he joined Cortal as head of European Partnerships and member of the Management Committee, before joining Eurofactor in 2002.

Jean-François Phan Van Phi is a graduate of HEC and IEP (Institut d'Etudes Politiques de Paris). He also has a literature degree (spec. history) from the University of Paris IV Sorbonne.

Marc Carlos, Chairman of the Executive Board, and **Philippe Zamaron**, Deputy Chairman

Marc Carlos, Chairman of the Executive Board since 2001, oversees Finance and Risk Management and Human Resources. Philippe Zamaron, Deputy Chairman of the Executive Board since 2000, oversees Purchaser Relations France, Information Systems and Organisation.

Internal Audit, which reports operationally to the Control and Audit Department of Crédit Agricole S.A., also has a functional reporting line to Marc Carlos.

Compliance, Ethics, Financial Security and Internal Control continue to have a functional reporting line to the Chairman of the Executive Board.

About Eurofactor
Eurofactor, Europe's leading integrated factoring network, supports all companies in their business development. It offers trade receivables management solutions tailored to their business sector, their size and client profile, both in France and abroad, notably through a pan-European service called "European Pass".

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17 May 2005

Calyon: Appointment of Michel Lefort

Press release

Michel Lefort has joined Calyon as a Managing Director in the financial engineering unit of its Corporate Client Coverage division.

Michel Lefort, 46, has an MBA from New York University and began his career in 1985 at Crédit Agricole in New York prior to joining Ciments Français in Paris in 1988. From 1990 to 1999, he was with CCF's financing and financial engineering division, first in Paris and then in New York.
In September 1999, he joined Citigroup in London as a Managing Director, where he was responsible for the origination of certain lines of structured products for France and then, as from 2001, for developing Citigroup's structured products business with its large French clients.

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19 May 2005

Crédit Agricole S.A. General shareholders' meeting

Press release

Crédit Agricole S.A.'s general shareholders' meeting was held on Wednesday 18 May 2005 in Lyon. It was chaired by René Carron, the bank's Chairman, and Jean Laurent, its Chief Executive Officer.

More than one thousand shareholders attended this meeting. With a quorum of 69%, the general meeting was able to vote on all the resolutions proposed, including the extraordinary resolutions. All these resolutions were passed, with between 94% and 99% of voting rights.

The net dividend for 2004 was set at €0.66. An interim dividend of €0.30 was paid on 16 December 2004 and the balance of €0.36 will be payable from 27 May 2005.

During this meeting, the shareholders voted in favour of appointing the following directors:

- Alain David, Chairman of the Caisse Régionale de Crédit Agricole* Ille-et-Vilaine. He takes over from Jean Le Brun who has reached the statutory age limit
- Philippe Camus, Vice-Chairman of Arco. He takes over from Gérard Mestrallet, who did not wish to renew his term of office.

The general shareholders' meeting also reappointed Messrs René Carron, Alain Dieval, Daniel Lebegue, Michel Michaut, Jean-Claude Pichon, Xavier Fontanet and Corrado Passera as directors for a further three-year term.

**Caisse Régionale de Crédit Agricole: Crédit Agricole Regional Bank*

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23 May 2005

Appointment of Bozidar Djelic

Press release

Mr **Bozidar Djelic** has joined Crédit Agricole S.A. as Group Head of Central Europe. He is a member of the General Management Committee and reports to Jean Laurent, Chief Executive Officer.
He is also appointed Chairman of the Board of Directors of Serbian bank Meridian Bank A.D., in which Crédit Agricole S.A. has acquired a 71% holding.

Mr Djelic, aged 40, has dual French and Serbian nationality. He is a graduate of the Ecole des Hautes Etudes Commerciales (Jouy-en-Josas) and the Institut d'Etudes Politiques (Paris), and also has an MPA and MBA from Harvard University and a masters degree in economics from the Ecole des Hautes Etudes en Sciences Sociales (Paris).
Mr Djelic was Minister of the Economy and Finance for the Republic of Serbia from 2001 to 2004, during which time the country's economy was radically reformed. Prior to that, he was a partner with McKinsey & Company in France and the United States (1993-2000) specialising in financial services, media and the Internet.
From 1992 to 1993, he was adviser to the Russian government on economic and tax reforms and from 1991 to 1992, advised the Polish government on its privatisation programme.

Since March 2004, Mr Djelic has been Chairman and founder of Serbian consulting firm, Altis Consulting.

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23 May 2005

Credit Agricole S.A. signs a final agreement to take a 71% stake in Meridian Bank A.D.

Press Release

Credit Agricole S.A. signs a final agreement to take a 71% stake in Meridian Bank A.D. in order to form a leader in financial services in Serbia.

Subject to relevant authorities giving the necessary authorizations, Crédit Agricole S.A. will recapitalize by end-June 2005 Meridian Bank A.D. to reach new shareholders' equity of 34 million euros, thus becoming its 71% shareholder of Meridian Bank A.D. Together with the founders who will remain shareholders, Crédit Agricole S.A. will also provide significant long-term financing with a subordinated funding facility so as to capture opportunities in the rapidly growing Serbian market.

According to the magazine "Finance Central Europe", in 2004 Meridian Bank A.D. was ranked fourth in south-east Europe by ROA (return on assets) and tenth by ROE (return on equity), while it was third in Serbia & Montenegro by ROA, and second by ROE.

Meridian Bank A.D., as a member of Crédit Agricole S.A. group, will target a leading role in retail banking, with a focus on individuals and SMEs and will develop corporate banking. It will also aim at entering, through specialized units, the markets of life insurance, leasing and consumer finance.

Bozidar Djelic, the former Serbian finance Minister (2001-2004) and Partner of McKinsey&Company (1993-2000), will become the President of the Management Board of Meridian Bank A.D. on behalf of Crédit Agricole S.A.. Tomislav Djordjevic, the founder of Meridian Bank A.D. will become its General Manager.

Tomislav Djordjevic reported :"With Crédit Agricole, Meridian Bank will be in a position to accelerate its growth and provide its clients nationwide with a comprehensive range of services and products".

Jean-Frédéric de Leusse, member of the Executive Committee of Crédit Agricole S.A., Head of International Retail Banking reported : "Crédit Agricole S.A. has chosen Meridian Bank to enter the Serbian market because it is a very dynamic bank with advanced technologies and qualified and motivated staff".

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CRÉDIT AGRICOLE S.A.

27 May 2005

Ucabail, the leasing arm of Crédit Agricole,changes name to Credit Agricole Leasing

Press release

The annual general meeting of shareholders of Ucabail S.A. on 27 May 2005 endorsed a proposal to change the company's name. Once the legal formalities are complete, Ucabail will be known as **Crédit Agricole Leasing**.

The change, which precedes a brand roll-out to customers of the Regional Banks, comes one year after the launch of a programme to merge Ucabail with LixxBail Groupe and CBIF. It signals the emergence of a key player in the property and equipment leasing market in France.

Crédit Agricole Leasing is the leading provider of property lease financing to this market and ranks second for equipment and financial leasing.


CRÉDIT AGRICOLE S.A.

31 May 2005

Plan to merge the asset management activities of Crédit Agricole S.A. and Banca Intesa

Press release

Crédit Agricole S.A. has today signed an agreement with **Banca Intesa** under which Crédit Agricole Asset Management (CAAM) will take a controlling 65% stake in the entity resulting from the merger between Banca Intesa's asset management subsidiary Nextra Investment Management sgr (Nextra) and CAAM's Italian subsidiary CAAM sgr.

The transaction will involve a cash payment and a transfer of CAAM sgr in Italy to Nextra. Under the agreement, Banca Intesa is committed to maintaining a 35% interest in the combined entity for a period of 12 years. The transaction will value Nextra at €1.340bn.

The deal will give the new entity assets under management of almost €110bn and will strengthen its position as Italy's second-largest asset management company.

The transaction also provides for the signature of a long-term distribution agreement between the new entity and Banca Intesa's banking networks in Italy. Moreover, this 12-year agreement will permit these networks to offer customers products from third party asset managers.

In addition, there will be a governance agreement binding on CAAM and Banca Intesa as regards their stakes in the combined entity for the same period.

The transaction is likely to be completed in the second half of 2005, and remains subject to the approval of the relevant regulatory authorities.

This deal will make Crédit Agricole one of Europe's five largest asset management firms - with the CAAM group having more than €430bn of assets under management - and the only player with leading positions in two European countries (France and Italy). It will result in CAAM having almost a third of its assets under management outside France, strengthening its position as a leading international player.

At the same time, Crédit Agricole S.A. will offer Banca Intesa the opportunity to own a direct stake in CAAM.

This plan provides further proof of the quality and strategic benefits of the long-standing partnership between Crédit Agricole and Banca Intesa.

About **Nextra Investment Management Sgr (Nextra)** :
Nextra is Banca Intesa's asset management subsidiary, and is a leading

player in the Italian market, in which it ranked second at end-December 2004 with assets under management of around €100bn*. Nextra has a broad range of asset management products aimed at both individual and institutional investors.

About **Crédit Agricole Asset Management (CAAM)** :
CAAM and its associated subsidiaries form part of Crédit Agricole's Asset Management business segment, and had assets under management of €333.3bn at end-December 2004.
CAAM leads the French mutual funds market**, and is positioning itself as a leading asset management player in Europe. It has developed a broad range of skills and local operational units, with nine management centres worldwide (Paris, London, Milan, Madrid, Chicago, Hong Kong, Singapore, Tokyo and Seoul).
CAAM sgr is CAAM's Italian subsidiary, and has assets under management of €8bn.

(*) Source: Il Sole 24 Ore – Mutual Funds as at 31/12/2004
(**) Mutual funds marketed in France - source: Europerformance

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2

Presentation entitled "Plan to merge asset management activities in Italy of Crédit Agricole S.A. and Banca Intesa"

May 31, 2005

Please see attached.



Plan to merge asset management activities in Italy of Crédit Agricole S.A. and Banca Intesa

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Objectives of the plan

✓ Strengthening of the relationships between Crédit Agricole and Banca Intesa

- In line with the renewal of the Governance Agreement
  - Crédit Agricole, main shareholder of Banca Intesa (18% of the capital)
  - Further strengthens a long-lasting relationship between partners used to working together
- Development of a second important partnership…
  - Agos Itafinco's partnership in consumer credit
- …in addition to existing agreements in other businesses
  - Reorganisation of the private banking activity


CRÉDIT
AGRICOLE S.A.

Objectives of the plan

✓ Crédit Agricole Asset Management (CAAM) reinforces its positioning as a European leader

- Combination of CAAM group, first French manager of mutual funds (assets under management of €333bn[1]) and Nextra Investment Management Sgr (assets under management of €100bn[1]), second Italian player[2]
- Entry in the European TOP 5 with more than €430bn[1] of assets under management : N° 4 behind Allianz, Barclays and Deutsche AM[3]
- Only player with a key position in two European countries

✓ The Italian market, second asset management market in Europe (€520bn in 2004)[4]

- Annual growth forecasts of assets under management of between 5% and 7% over the next three years

[1] As of 31.12.2004
[2] Source: Il Sole 24 Ore – Mutual Funds as of 31.12.2004
[3] Source: IPE as of 30.06.04 (excl. US companies)
[4] Source: Assogestioni
[5] Source: Promoteia and Assogestioni


CRÉDIT
AGRICOLE S.A.

Objectives of the plan

✓ Acquisition of a major player in asset management in Italy: Nextra

- Results from the combination in January 2002 of Intesa AM and Comit AM
- Around €100bn of assets under management at the end of 2004, a net banking income of €210m and an operating income of €114m
- Second Italian player behind SanPaolo IMI (market share of 14.5%[1])
- Products distributed through Banca Intesa networks (assets under management of €69bn), institutions related to Intesa group (€20bn) and other banking networks (€10bn)
- Breakdown of assets under management as of 31.12.04


Equities
17.0%
Hybrids
5.7%
Cash
53.0%
Bonds
24.3%

[1] Source : Assogestioni, as of 31/12/2004




CRÉDIT
AGRICOLE S.A.

Objectives of the plan

✓ A transaction in line with Crédit Agricole's strategy...

- Strengthening of the international activities of CAAM (almost one-third of its assets under management)...
- ...and based on powerful distribution networks: the widest in France (CA and CL networks: around 9,000 branches), the most important in Italy (around 3,000 branches), and very large networks in Asia (Resona in Japan and NACF in Korea)...
- ...for an enlarged base of clientele and products (strong complementarity between CAAM and Nextra)

✓... and the strategical partnerships approach of the two groups

- Long term commitment of long standing partners


CRÉDIT
AGRICOLE S.A.

Opportunities and expected synergies

✓ Creation, from Nextra and CAAM Sgr, of a common asset management platform in Italy, jointly held by Crédit Agricole and Banca Intesa

✓ Strategic combination based on complementarity of:

- Products
- Distribution networks
- Geographical coverage

✓ Proposal by the asset management platform of an enlarged product offer to Banca Intesa networks and possibility for the latter of distributing increased volume of third party products

✓ Acceleration of growth by developing and improving the product offer to Italian clients and banking networks


CRÉDIT
AGRICOLE S.A.

Opportunities and expected synergies

✓ Enhancement of profitability and synergies

- Economies of scale
  - Optimisation of the production platform
  - Increasing of sales to Banca Intesa distribution networks and to other banking networks in Italy and direct clientele
- Synergies identified by the two groups resulting from both i) a reduction of operating costs ii) an increase in volumes
  - Between €30m and €40m yearly in full year, by 2008

✓ Enhanced operational efficiency

- Sharing of know-how and best practice
- Opportunity for cross selling


CRÉDIT
AGRICOLE S.A.

Opportunities and expected synergies

✓ Long term commitment of the two shareholders

- Crédit Agricole: controlling shareholder (65%) with global ambitions in asset management
- Banca Intesa: significant minority shareholder (35%) with long-term committed shareholding position
  - Confidence in the combined entity's ability to create value
  - Shareholder of a powerful asset management company
- Long term distribution agreement (12 years)

✓ Banca Intesa may in due course acquire a stake in CAAM's share capital

CRÉDIT AGRICOLE S.A.

The transaction

✓ Acquisition by Crédit Agricole group of 65% of the combined entity
- Cash acquisition of Nextra shares, valued at €1,340m (for 100%)
- Contribution of CAAM Sgr in Italy (assets under management : €8bn) to Nextra

✓ Acquisition price subject to an adjustment mechanism (+/- €100m for 100%) related to the net inflow achieved by Banca Intesa at the end of 31.12.2007

✓ Distribution agreement between Nextra and Banca Intesa
- 12-year agreement
- Ability for Banca Intesa to gradually increase volumes from third party products

✓ 12-year governance agreement with, at the end, possibility for Banca Intesa to sell its residual ownership (at market value)

✓ Transaction should take place during H2 2005 and is subject to approvals of relevant regulatory bodies


CRÉDIT
AGRICOLE S.A.

Impact for Crédit Agricole group

✓ The transaction will be financed by Crédit Agricole S.A.'s resources

✓ The transaction is 0.8% EPS accretive as of 2005

✓ The transaction should generate goodwill of about €650m and, all things being equal, immediately negatively impact the Tier 1 ratio up to 0.3%


CRÉDIT
AGRICOLE S.A.



2005 first quarter results

June 2005

CRÉDIT AGRICOLE S.A.

Disclaimer

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Readers must take all these risk factors and uncertainties into consideration before making their own judgement.


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Basis of figures

- ✓ The figures presented have been prepared in accordance with the international financial reporting standards (IFRS) endorsed by the European Union on 31 December 2004 (including IFRS 2).
- ✓ Within this framework IAS 32 and 39 and IFRS 4 must be applied from 1 January 2005.
- ✓ First quarter comparatives for 2004 have been estimated, including the impact of IAS 32 and 39 and IFRS 4. The prudential repercussions of these accounting impacts have also been estimated. These estimates have not been audited.
- ✓ Data on the impact of IAS/IFRSs applicable as of 1 January 2005, and data for the first quarter of 2005 are now broadly definitive, apart from outstanding items related to provisions, as well as the treatment of macro-hedges and intra-group transactions, which are subject to further analysis.


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

- ✓Gross operating income: €1,024m (+26.0%)
- ✓Net income – Group share: €905m (+41.6%)
- ✓Cost/income ratio: 68.3% (- 4.1 pts)


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Earnings up sharply

€m	Q1-04*	Q1-05	% change* Q1-04/Q1-05
Net banking income	**2,946**	**3,233**	**+9.7%**
Operating expenses	(2,133)	(2,209)	+3.6%
Gross operating income	**813**	**1,024**	**+26.0%**
Risk-related costs	(207)	(138)	(33.3%)
Equity affiliates	329	388	+17.9%
Net income on other assets	(5)	5	n.m.
Pre-tax income on ordinary activities	**930**	**1,279**	**+37.5%**
Integration-related costs	(41)	(49)	+19.5%
Net income	**716**	**972**	**+35.8%**
Net income - Group share	**639**	**905**	**+41.6%**
Net income - Group share before integration-related costs	**666**	**937**	**+40.7%**

✓ Gross operating income up 26% driven by strong momentum in net banking income (+9.7%) and control over costs (+3.6%)

✓ Risk-related costs at a historically low level

✓ Profitability steadily improving:

- Annualised ROE**: 15.3% (vs 12.2% on 2004)

* N.B.: unless stated otherwise, all Q1-2004 figures and percentage changes in this presentation have been prepared on IFRS, including IAS 32 and IAS 39, and are therefore unaudited.
** Excluding unrealised capital gains.


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Robust earnings growth in all business lines

Contribution of business lines to net income before integration-related costs



€m
+35.1%
743
1,004
170
107
85
244
203
90
(156)
180
118
126
290
301
127
(138)
Q1-04
Q1-05
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Strong commercial momentum at both Regional Banks and Crédit Lyonnais, coupled with excellent control over costs;
- ✓ Strong growth in results from asset management and specialised financial services;
- ✓ Contribution of corporate and investment banking up sharply reflecting restored revenue dynamics and a sharp improvement in the cost/income ratio.



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Improved profitability of business activity

€bn	Q1-05 allocated capital	% Q1-05	% Q1-04*	ROE Q1-05
French retail banking – Regional Banks	3.3	14.4	13.2	20.4 %
French retail banking – Crédit Lyonnais	2.3	10.0	9.6	20.6 %
Specialised financial services	2.0	8.9	7.5	24.3 %
Asset management, insurance and private banking	5.8	25.3	23.2	20.1 %
Corporate and investment banking	7.2	31.3	35.1	16.9 %
International retail banking	2.3	10.1	11.4	22.3 %
Total business lines	**22.9**	**100.0**	**100.0**	**19.8 %**
Group				**15.3 %**

* In French GAAP


CRÉDIT
AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Growth across all business activities

Q1-05 pre-tax income: €236m*


18.5%

Allocated capital: €3.3bn


14.4%

Q1-05 net income: €180m*

ROE: 20.4%

- ✓ Buoyant business volumes in all markets (personal customers, farming, small businesses, corporates, local authorities);
- ✓ Continued success of pension savings products;
- ✓ Strong volumes in mortgage lending;
- ✓ Cost/income ratio down by 0.7 percentage points year-on-year.

* Crédit Agricole S.A. owns a 25% interest in the capital of the Regional Banks


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Sustained growth in customer assets

- ✓ Sustained buoyant growth in new inflows: €3.4bn in Q1-05
  - Launch of two new mutual funds, *Protein'* and *Protein' Vie* (€750m)
  - Placement of two bond issues bringing in over €570m and success of Sanef offering with over €380m in applications;
  - *Capital Vert Croissance* pension preparation plan over the quarter: €400m.
- ✓ Total customer assets up 6.9% year-on-year:
  - Life insurance: +10.9%
  - Deposits driven by passbook accounts: CSL (+12.2%) and passbook for young people (+9.4%)

€bn

Category	Q1-04	Q1-05	% change Q1-05/Q1-04
Total	403.1	430.8	+6.9%
Securities*	45.4	50.1	+10.4%
Mutual funds and SCPI*	44.2	47.8	+8.1%
Life insurance	92.4	102.5	+10.9%
Time deposits, savings bonds and certificates of deposits	23.3	21.4	+9.6%
Popular savings plans	9.2	10.1	(8.1%)
Home purchase	80.9	84.4	+4.3%
Passbook accounts**	49.8	53.8	+8.2%
Sight deposits	57.9	60.7	+4.8%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004.
**CSL, LEP, Codevi, etc.


CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong growth in new lending and loan book

- ✓ New medium and long-term lending up 12.1% vs Q1-04 to over €12bn, driven by strong growth in corporate lending (+22.8%), local authorities (+18.9%) and small businesses and farming (+14.6%) .
- ✓ Growth in loan book continues apace, with 8.7% year-on-year, sustained increase of mortgages outstanding (+12.7%);



€bn
226.5
19.5
14.0
36.5
18.9
27.6
106.3
3.7
Q1-04
246.2
21.5
14.5
38.4
19.6
28.3
119.7
4.2
Q1-05
% change Q1-05/Q1-04
Total +8.7%
Local authorities +10.6%
Consumer credit +3.3%
Small business +5.0%
Professionals +3.6%
Farming loans +2.5%
Mortgage loans +12.7%
Other +13.1%



CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong commercial momentum, with 3.4%* growth in net banking income

✓ Growth in business with farming, small business and corporate sectors (crop insurance, CA certificate, franchise partnerships, etc.);

✓ Growth in fee income driven by insurance (in particular non-life) and services and other banking transactions (service accounts).

Fee income from customers



€m
895
974
1,012
140
84
334
337
153
100
357
364
163
103
376
370
Q1-03
Q1-04
Q1-05

	% change Q1-05/Q1-04
Total	+3.9%
Services and other banking transactions	+6.8%
Securities	+2.8%
Insurance	+5.1%
Account management and payment instruments	+1.8%

* Excluding dividends from Crédit Agricole S.A. received from Regional Banks. Excluding return on investment of excess equity, NBI increased by 0.6%.



CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Healthy operating metrics

- ✓ 0.7 percentage point improvement in cost/income ratio over one year, with controlled increase of operating expenses (+2.2%);
- ✓ Strengthened provision cover against bad and doubtful debts;
- ✓ 3 bp decrease in cost of risk.

Continuous improvement in cost/income ratio*

Q1-02	Q1-03	Q1-04	Q1-05
63.6%	61.6%	58.8%	58.1%

Trends in provisioning against bad and doubtful debts and risk-related costs (excluding collective provisions)

	Q1-02	Q1-03	Q1-04	Q1-05
Provisions/bad & doubtful debts outstanding	66.1%	67.6%	68.1%	69.8%
BDD/total loans outstanding	4.6%	4.2%	3.9%	3.4%
Cost of credit risk/total loans outstanding	26 bp	23 bp	25 bp	22 bp

* Aggregate cost/income ratio of the 42 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Robust growth in contribution from Regional Banks

- ✓ An aggregate net income, in the individual accounts, sharply up, due to the GOI increase (+5.3%) and the drop in risk-related costs (-18.5%);
- ✓ A 7.9% growth in the contribution of the Regional Bank's contribution to Crédit Agricole S.A.'s consolidated accounts (+6.1% after the taxation of dividends paid to Crédit Agricole S.A.).



€m
Contribution of the Regional Banks accounted for by the equity method
Net banking income*
+3.4%
Q1-05
2,853 *
3,093
Q1-04
2,758
Gross operating income*
+5.3%
Q1-05
1,195*
1,435
Q1-04
1,135
Net profit*
+8.8%
Q1-05
665*
905
Q1-04
611
Income from equity affiliates
+7.9%
Q1-05
236
Q1-04
219

* Aggregate results of the 42 Regional Banks accounted for by the equity method, restated for the Crédit Agricole S.A. dividend received by the Regional Banks



CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income			
Operating expenses			
Gross operating income			
Risk-related costs			
Equity affiliates	219	236	+7.9%
Pre-tax income on ordinary activities	**219**	**236**	**+7.9%**
Tax*	(49)	(56)	+14.3%
Net income	**170**	**180**	**+6.1%**
Cost/income ratio	n.a.	n.a.	
Allocated capital (€ bn)		3.3	
ROE		20.4 %	

* Tax impact of dividends received from Regional Banks


CRÉDIT
AGRICOLE S.A.

French retail banking - Crédit Lyonnais

Gross operating income* up 6.6%

Q1-05 pre-tax income: €169m



13.2%

Allocated capital: €2.3bn



10.0%

Q1-05 net income: €118m

ROE: 20.6%

- ✓ Strong commercial dynamics, reflected in market share gains in deposits
- ✓ Excellent control over costs against a backdrop of moderate growth in net banking income: cost/income ratio down 1.3 percentage points over one year;
- ✓ Growth in gross operating income*:
  - Net banking income: +1.1%
  - Operating expenses: (0.6%)
  - Gross operating income: +6.6%

* On a like-for-like basis and on comparable methods



CRÉDIT
AGRICOLE S.A.

French retail banking - Crédit Lyonnais

Sustained growth in customer assets

- ✓ Acceleration in growth in passbook accounts, leading to market share gains in deposits;
- ✓ Sharp growth in securities outstanding following the success of the Sanef placement (Crédit Lyonnais market share 20%);
- ✓ Good performance in life insurance, with new business up 38% year-on-year.

€bn

	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Total	113.8	120.3	+5.7%
Securities	8.7	9.5	+8.5%
Mutual funds	26.4	27.3	+3.3%
Life insurance	28.0	30.5	+8.9%
Time deposits, savings bonds and certificates of deposits	5.3	5.2	(2.8%)
Popular savings plans	0.8	0.7	(16.6%)
Home finance	14.5	14.5	(0.4%)
Passbook accounts	11.1	13.1	+18.8%
Current accounts	18.9	19.5	+3.3%

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

French retail banking - Crédit Lyonnais

Further growth in loans outstanding

- ✓ Continued strong growth in mortgage lending;
- ✓ Significant recovery in medium and long-term lending to SMEs (new lending up 50% and loan book up 8.1%).

€bn

	Q1-04*	Q1-05
Total	46.5	49.4
	8.7	9.0
	7.6	7.8
	6.1	6.3
	24.1	26.3

	% change Q1-05/Q1-04*
Total	+6.2%
SME loans*	+3.2%
Professionals*	+2.6%
Consumer loans*	+4.3%
Home finance	+9.0%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans


CRÉDIT AGRICOLE S.A.

French retail banking - Crédit Lyonnais

1.1%* growth in net banking income

- ✓ Net interest income was impacted by historically low interest rates and continued fierce competition, which largely offset the impact of volume growth in deposits and lending;
- ✓ Strong growth in fees on sales of insurance (15% in non-life insurance) and securities (Sanef IPO).

Trends in NBI

€m	Q1-04*	Q1-05
Total	827	837
Net interest margin	448	446
Services and other banking transactions	23	24
Securities management	78	83
Insurance	90	97
Account management and payment instruments	188	187

	% change Q1-05/Q1-04*
Net interest margin	(0.5%)
Total fee and commission income	+3.0%
Services and other banking transactions	+2.3%
Securities management	+6.6%
Insurance	+7.9%
Account management and payment instruments	(0.7%)

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

French retail banking - Crédit Lyonnais

Trends in operating costs and risk-related costs

- Tight control over costs (down 0.6%) enabling continuation of programme to optimise the branch network (12 new branches and 28 refurbishing in Q1) and increasing use of call centres;
- Progress in the business plan, reflected in a significant reduction in fixed costs in Q1-05;
- Improvement in cost/income ratio (down 1.3 percentage points) and cost of risk stable at 45 basis points at end March 2005, with provision cover significantly strengthened.



Trends in operating expenses
€m
630
Marketing investments
+ 5
Recurring expenses
(8)
627
76.2%
Cost/income ratio
74.9%
Q1-04*
Q1-05
Trends in risk-related costs**
(incl. collective provisions)
74.9%
79.7%
Provisions/bad & doubtful debts outstanding
5.0%
4.4%
BDD/total loans outstanding
46 bp
45 bp
45 bp
Cost of credit risk
Q1-04
2004
Q1-05

* On a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings



CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**827**	**837**	**+1.1%**
Operating expenses	(630)	(627)	(0.6%)
Gross operating income	**197**	**210**	**+6.6%**
Risk-related costs	(43)	(41)	(4.8%)
Pre-tax income on ordinary activities	**154**	**169**	**+9.8%**
Tax	(47)	(51)	+8.4%
Net income	**107**	**118**	**+10.5%**
Cost/income ratio	76.2%	74.9%	
Allocated capital (€ bn)		2.3	
ROE		20.6%	

* On a like-for-like basis and on comparable methods



Specialised financial services

Very strong growth in net income: up by nearly 50%

Q1-05 pre-tax income: €183m


14.3%

Allocated capital: €2.0bn


8.9%

- ✓ A steady growth phase:
  - Acquisitions (Dan'Aktiv, household equipment consumer credit of BCP, 50% of Eurofactor);
  - Organic growth in international markets, in particular through developing partnerships;
- ✓ Strong increase of net income in consumer finance and in lease finance and factoring.

Q1-05 net income before integration-related costs: €126m

ROE: 24.3%


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

- ✓ Strong growth in new lending: up €5.2bn or 17% vs Q1-04 driven by international business (+45%);
- ✓ Growth in loan book: up 14% vs Q1-04, driven by strong international growth and co-operation with the Regional Banks and Crédit Lyonnais;
- ✓ Improvement in results, with 13.5% growth in pre-tax income or ordinary activities, chiefly due to the foreign networks, which contributed 39% of Q1-05 gross operating income.



Growth in managed loan book
€bn
28.6
31.9
32.7
2.2
2.5
2.6
4.1
4.7
4.8
1.7
1.7
Q1-04
Dec 04
Q1-05
% change Q1-05/Q1-04
Total +14.2%
Regional Banks +18.9%
Sofinco/Crédit Lyonnais partnership +17.1%
Third party and JV (16.3%)
Proprietary outstandings +16.1%
Geographic breakdown of loans outstanding
€bn
28.6
31.9
32.7
7.0
9.3
10.0
Q1-04
Dec 04
Q1-05
% change Q1-05/Q1-04
International +42.0%
France +5.1%
CRÉDIT AGRICOLE S.A.

Specialised financial services

Lease finance and factoring

✓ **Lease finance:**

- New lending up 3.8% to €939m vs Q1-04, including 20% for EFL in Poland;
- Lease book stable at €12.6bn;
- Gross operating income up 15% vs Q1-04.

✓ **Factoring:** revenues up 16.5% vs Q1-04. One third of business now generated outside France.


Lease book
€bn
12.6
12.6
12.6
Q1-04
Dec 04
Q1-05
Outstandings: 0 % vs Q1-04
Growth in factoring revenues and book
€bn
6.1
4.3
7.1
5.0
Q1-04
Q1-05
Revenues up 16.5%
Outstandings up 15.4%


CRÉDIT AGRICOLE S.A.

Specialised financial services

Income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**540**	**603**	**+11.6%**
Operating expenses	(289)	(324)	+12.0%
Gross operating income	**251**	**279**	**+11.1%**
Risk-related costs	(102)	(97)	(4.9%)
Equity affiliates	-	1	X3.8
Net income on other assets	(6)	-	(100%)
Pre-tax income on ordinary activities	**143**	**183**	**+27.9%**
Tax	(59)	(57)	(2.6%)
Net income before integration-related costs	**84**	**126**	**+49.2%**
Cost/income ratio	**53.5%**	**53.7%**	
Allocated capital (€ bn)		**2.0**	
ROE		**24.3 %**	


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Contribution up by nearly 19%

Q1-05 pre-tax income: €449m


35.1%

Allocated capital: €5.8bn


25.3%

- ✓ Assets under management top €430bn (up 8.5% year-on-year);
- ✓ Excellent commercial performance in asset management: new inflows of €9bn in the quarter, representing annualised growth of 10.4%;
- ✓ All business lines now positioned in higher value-added products;
- ✓ Sustained growth in life insurance and property & casualty insurance;
- ✓ Cost/income ratio down by 3.6 percentage points.

Q1-05 net income before integration-related costs: €290m

ROE: 20.1%


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Assets under management of €430bn

✓ Asset under management up €24bn in the quarter;

✓ Continued shift in investment categories, notably towards life insurance;

✓ Further mergers between dedicated subsidiaries of the Crédit Agricole Group and Crédit Lyonnais (Crédit Agricole Suisse).

Assets under management

€bn

	Q1-04	Dec 05	Q1-05
Private banking	70.7	67.8	69.9
Life insurance	121.2	128.8	133.0
Asset management	312.4	347.0	368.7
Total	396.3	405.8	430.1
CAC 40	3,625	3,821	4,068

	% change Q1-05/Q1-04
Assets under management (excl. double counting)	**+8.5%**
Private banking	(1.1%)*
Life insurance	+9.7%
Asset management	+18.0%**

* 0% on a like-for-like basis
** +9.1% on a like-for-like basis (excluding transfer of UAF assets)


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

✓ Assets under management up €14.5bn in Q1-05 (on a like-for-like basis and unchanged valuation methods), driven by new inflows (€9.0bn) and a positive market effect;

✓ Continued good commercial momentum in international subsidiaries;

✓ New inflows mainly in bonds and alternative funds.



Assets under management
€bn
312.4*
287.2
25.2
Mar 04
347.0*
316.5
30.5
Dec 04
Inflows
9.0
Market
5.5
7.2
Scope and method**
368.7*
334.5
34.2
Mar 05
% change Q1-05/Q1-04
AUM +18.0%***
France +16.4%
International +35.8%
Breakdown of AUM
21.4%
41.5%
25.1%
12.0%
Q1-04
16.8%
47.6%
22.6%
13.0%
Q1-05
Money markets
Bonds
Equities
Structured, alternative and other



CRÉDIT AGRICOLE S.A.

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds)
** Impact of UAF transfer on scope and method
*** Up 9.1% on a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking

First quarter highlights:

- ✓ Legal, organisational and systems merger of CAI Suisse and CL Suisse to create Crédit Agricole Suisse S.A., the number two foreign bank in the Swiss private banking market;
- ✓ Excellent performance from BGPI which benefits from its co-operation with the Regional Banks.



€bn
Assets under management
70.7
26.3
44.4
Q1-04
67.8
26.0
41.8
Dec 04
Inflows
0
Market
1.9
Scope
0.2
69.9
26.9
43.0
Q1-05

	% change Q1-05/Q1-04	% change Q1-05/Q1-04 on a like-for-like basis
AUM	**(1.1%)**	**0%**
France	+2.3%	+2.3%
International	(3.2%)	(1.3%)



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

✓ Sustained business activity:

- Premium income in excess of €5bn with 300,000 new policies;
- In-force business up 9.7% year-on-year to €133bn, consolidating on the Group's number two position in the French life insurance market..

Assets under management*

€bn

	Q1-04	Q1-05
Total	121.2	133.0
Unit-linked	14.0	15.1
€	107.2	117.9

	% change Q1-05/Q1-04
In-force	**+9.7%**
Unit-linked	+7.3%
€	+10.0%

Breakdown of investments (excl. unit-linked)



0.8%
7.4%
3.6%
78.6%
9.6%
1.5%
4.6%
3.6%
78.7%
11.6%
Book value at Q1-04
Book value at Q1-05
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions



CRÉDIT AGRICOLE S.A.

Non-life insurance

- ✓ Continued strong commercial momentum with a 12.4% increase in new policies, compared to Q1-04, bringing the total to over 4.2 million* policies;
- ✓ Launch and initial sales of new products for farmers and small businesses (notably crop insurance);
- ✓ Loss ratio highly satisfying especially in comprehensive household and personal accident.



Premium income
€m
226.0
11.0
95.5
52.3
67.2
300.7**
24.2
103.6
60.2
112.7
363.8**
47.5
113.3
68.8
134.2
Q1-03
Q1-04
Q1-05
Loss ratio
(excl. Finaref)
92.0%
87.8%
82.7%
Combined ratio
64.6%
60.9%
52.7%***
Claims ratio
Q1-03
Q1-04
Q1-05

	% change Q1-05/Q1-04
Premium income	+21.0%
Farming policies	+96.3%
Car	+9.4%
Comprehensive household	+14.3%
Personal accident, health, legal protection and other	+19.1%
O/w Finaref	+17.2%

* *Excluding non-bank activities*
** 2004 and 2005 data include premium income transferred from Crédit Lyonnais (full year impact of €93.3m in 2003).
*** Loss ratio excluding Afcalia amounted to 57.7% at end March 2005.


CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**682**	**777**	**+13.9 %**
Operating expenses	(321)	(338)	+5.2%
Gross operating income	**361**	**439**	**+21.6%**
Risk-related costs	(1)	-	n.m.
Equity affiliates	2	10	X4.6
Net income on other assets	-	-	n.m.
Pre-tax income on ordinary activities	**362**	**449**	**+23.9%**
Tax	(119)	(159)	+34.0%
Net income before integration-related costs	243	290	+18.9%
Cost/income ratio	47.1 %	43.5 %	
Allocated capital (€ bn)		5.8	
ROE		20.1%	

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Net income* up 48%

Q1-05 pre-tax income: €395m


30.9%

Allocated capital: €7.2bn


31.3%

- ✓ Gross operating income up 25%, driven by revenue growth and cost synergies;
- ✓ Strong growth in contribution from key business lines, financing, capital markets and investment banking;
- ✓ Sharp improvement in key financial figures: cost/income ratio down 5.5 percentage points and ROE up to 16.9%.

Q1-05 net income before integration-related costs: €301m

ROE: 16.9%

* Before integration-related costs


CRÉDIT AGRICOLE S.A.

Corporate and investment banking

A decrease in staff numbers of 22% since 1st January 2003 that continued in Q1-05



13,907
13,314
12,925
12,377
11,062
10,828
5,636
5,496
5,298
5,199
4,717
4,486
8,271
7,818
7,627
7,178
6,345
6,342
31/12/02
31/12/03
31/03/04
30/09/04
31/12/04
31/03/05

France: 18.4% decrease in 15 months

International: 18.9% decrease in 15 months



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Sharp improvement in operating results

Trends in revenues*



m€
985
954
824
958
1,033
420
454
396
395
423
565
500
428
563
610
Calyon created on 01.05.04
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Investment banking and capital markets
Financing activities

Trends in cost base



m€
(15.3 %)
800
678
Q1-02 pro forma
Q1-05

* Preliminary estimates of quaterly trends

- ✓ Continued recovery in revenues since Q4-04 (up 7.3% on a like-for-like basis and at constant exchange rates vs Q1-04);
- ✓ Continued decrease of fixed cost base in Q1-05 vs Q1-04 as well as vs Q4-04;
- ✓ Comprehensive implementation of the synergies programme:€122m decrease of cost base, compared with Q1-02, the reference period;
- ✓ Integration-related costs are sharply down in Q1-05 (€20m);
- ✓ Gross operating income up 27.5% vs Q1-04 on a like-for-like basis and at constant exchange rates.



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Financing activities: gross operating income up 29%

- ✓ Net banking income increase in a climate of margin erosion;
- ✓ Stronger weighting to higher value-added products: from 53% to 61% between Q1-04 and Q1-05;
- ✓ Risk climate still favourable;
- ✓ Sharp fall in cost/ income ratio (down 11.6 percentage points) to 47.7%.

Changes in net banking income

€m

	Q1-04 *	Q2-04 *	Q3-04*	Q4-04*	Q1-05
Total	420	454	396	395	423
Structured finance	224	246	246	241	260

% change Q1-05/Q1-04 at constant exchange rate

NBI: +3.2%
Expenses: (17.6%)
GOI: +33.6%

Trend in operating expenses

€m

	Q1-04	Q1-05
Operating expenses	249	202
Cost/income ratio	59.3%	47.7%

* On a like-for-like basis and on comparable methods. Preliminary estimates of quaterly trends.


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Income statement of financing activities

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**420**	**423**	**+0.7%**
Operating expenses	(249)	(202)	(19.0%)
Gross operating income	**171**	**221**	**+29.4%**
Risk-related costs	(37)	13	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	-	(100%)
Pre-tax income on ordinary activities	**153**	**256**	**+67.5%**
Tax	(43)	(58)	+34.7%
Net income before integration-related costs	**110**	**198**	**+80.4%**
Cost/income ratio	59.3%	47.7%	
ROE		16.9 %	

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Capital markets and investment banking: strong growth in revenues, continuing the trend of Q4-04

- ✓ High level of market activities NBI, with growth of customer-based revenues (which represent over 80% of total) and a controlled risk profile (VaR at 31 March 2005: €17m);
- ✓ Recovery in equity derivatives with revenues multiplied by four vs Q1-04;
- ✓ Good performance in fixed-income derivatives;
- ✓ Continued robust performance in brokerage in a less favourable environment.

Trends in NBI

€m

	Q1-04**	Q2-04**	Q3-04**	Q4-04**	Q1-05
NBI	523*	500	428	563	610

% change Q1-05/Q1-04 at constant exchange rate

NBI: +10.3%
Expenses: +8.1%
GOI: +18.3%

Trends in operating expenses

€m

	Q1-04	Q1-05
Operating expenses	451	476
Cost/income ratio	79.8%	78.1%

* Excluding €42m Euronext capital gain
** On a like-for-like basis and on comparable methods. Preliminary estimates of quaterly trends.


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Income statement of investment banking and capital markets

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**565**	**610**	**+7.9%**
Operating expenses	(451)	(476)	+5.6%
Gross operating income	**114**	**134**	**+17.2%**
Risk-related costs	(2)	1	n.m.
Net income on other assets	0	4	n.m.
Pre-tax income on ordinary activities	**112**	**139**	**+23.7%**
Tax	(18)	(36)	+92.9%
Net income before integration-related costs	**94**	**103**	**+10.0%**
Cost/income ratio	79.8%	78.1%	
ROE		16.9%	

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Income statement of financing activities, investment banking and capital markets

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**985**	**1,033**	**+4.9%**
Operating expenses	(700)	(678)	(3.1%)
Gross operating income	**285**	**355**	**+24.5%**
Risk-related costs	(39)	14	n.m.
Equity affiliates	17	22	+30.0%
Net income on other assets	2	4	+100%
Pre-tax income on ordinary activities	**265**	**395**	**+49.0%**
Tax	(62)	(94)	+52.1%
Net income before integration-related costs	**203**	**301**	**+48.0%**
Cost/income ratio	71.1%	65.6%	
ROE		16.9%	

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Front-ranking positions

- ✓ No. 1 arranger of securitisations in Europe
- ✓ No. 1 mandated arranger of project finance in Europe
- ✓ No. 1 equity broker in Asia
- ✓ No. 2 in Western European country research in equity brokerage
- ✓ No. 2 non-US futures broker in the USA
- ✓ No. 2 in structured EMTN placements
- ✓ No. 2 in Coface export credits
- ✓ No. 3 in European IPOs
- ✓ Among the world's top 5 in ship finance.

Source: Thomson Financial, Dealogic, Asia Money, Institutional Investor, CFTC, Capital Market Daily, Coface


CRÉDIT
AGRICOLE S.A.

International retail banking

Substantial rise in contribution from international retail banking

Q1-05 pre-tax income: €128m



10.0%

Allocated capital: €2.3bn



10.1%

Q1-05 net income: €127m

ROE: 22.3%

✓ Excellent contribution of Banca Intesa to income from equity affiliates which amounts to: €123m in Q1-05, up 44.4% vs Q1-04;

✓ Change in scope: exit of BLF, BFC AG transferred to proprietary asset management and other activities, and transfer of UBAF to CIB;

✓ Total contribution of business line up 40.4%.



CRÉDIT AGRICOLE S.A.

International retail banking

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**69**	**63**	**(9.1%)**
Operating expenses	(55)	(53)	(4.7%)
Gross operating income	**14**	**10**	**(25.9%)**
Risk-related costs	(7)	(2)	(70.0%)
Equity affiliates	85	123	+44.4%
Net income on other assets	-	(3)	n.m.
Pre-tax income on ordinary activities	**92**	**128**	**+39.0%**
Tax	(2)	(1)	(20.0%)
Net income	**90**	**127**	**+40.4%**
Cost/income ratio	79.4%	83.2%	
Allocated capital (€ bn)		2.3	
ROE		22.3 %	

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Proprietary asset management and other activities

Q1-05 pre-tax income: €(281)m


21.9%
negative

- ✓ Volatility in net banking income caused by the reclassification of some financial instruments held for macro-hedging purposes to trading securities under IAS/IFRS (€60m in Q1-05 vs €(115)m in Q1-04);
- ✓ Increase of over €30m (vs Q1-04) due to new acquisitions (additional holding in Finaref, etc.);
- ✓ Private equity: transfer to proprietary asset management and other activities backdated to Q1-04. Q1-05 NBI is €17m(Q1-04 was €8m).

Q1-05 net income before integration-related costs: €(138)m


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Income statement

€m	Q1-04*	Q1-05	% change Q1-05/Q1-04*
Net banking income	**(158)**	**(80)**	**(49.6%)**
Operating expenses	(138)	(190)	+38. 4%
Gross operating income	**(296)**	**(270)**	**(8.7%)**
Risk-related costs	(14)	(11)	(20.9%)
Equity affiliates	6	(4)	n.m.
Net income on other assets	(1)	4	n.m.
Pre-tax income on ordinary activities	**(305)**	**(281)**	**(8.0%)**
Tax	149	143	(4.3%)
Net income before integration-related costs	(156)	(138)	(11.5%)

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

Progress report on synergies

Implemented synergies in line with 2005 targets

€m

	2003	2004 target	2004 actual	2005 target	Synergies secured at 31/03/2005	2006 target
€m	40	275	325	620	602	760


CRÉDIT
AGRICOLE S.A.

Contents



CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. and Crédit Agricole Group financial data

International solvency ratio

€ bn	Dec 04* Crédit Agricole S.A.	Mar 05 Crédit Agricole S.A.	Mar 05 Crédit Agricole Group
Total risk-weighted assets	**215.6**	**225.5**	**439,8**
Tier 1 solvency ratio	**7.4%**	**7.6%**	**7.5%**
Total solvency ratio	**8.1%**	**8.1%**	**9.8%**

* Estimated figures including IAS/IFRS impact


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. and Crédit Agricole Group financial data

Crédit Agricole Group consolidated income statement

€m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**5,875**	**6,146**	**+4.6%**
Operating expenses	(3,848)	(3,971)	+3.2%
Gross operating income	**2,027**	**2,175**	**+7.3%**
Risk-related costs	(391)	(288)	(26.3%)
Equity affiliates	107	150	+40.2%
Net income on disposal of non-current assets	5	12	X2.4
Pre-tax income on ordinary income	**1,748**	**2,049**	**+17.2%**
integration-related costs	(39)	(49)	+25.6%
Tax	(551)	(638)	+15.8%
Change in value of goodwill	(10)	(3)	(70.0%)
Net income	**1,148**	**1,359**	**+18.4%**
Net income - Group share	**1,081**	**1,301**	**+20.4%**


CRÉDIT
AGRICOLE S.A.



CRÉDIT
AGRICOLE S.A.



2005 first quarter results

Appendices


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results
- Consolidated results by business line
- Business transfers restated pro forma on 2004 disclosed data
- Q1-04 – like-for-like basis and comparable methods to Q1-05

Trends in risk

Movements in consolidated capital

Capital allocation

Additional information on business lines
- French retail banking – Regional Banks
- French retail banking – Crédit Lyonnais
- Specialised financial services
- Asset management, insurance and private banking
- Proprietary asset management and other activities

Changes in operating expenses Q4-04/Q1-05


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q1-04	Q1-05	Q1-04**	Q1-05	Q1-04	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04**	Q1-05	Q1-04	Q1-05
Net banking income			**827**	**837**	**540**	**603**	**682**	**777**	**985**	**1 033**	**69**	**63**	**(158)**	**(80)**	**2,946**	**3,233**
Operating expenses			(630)	(627)	(289)	(324)	(321)	(338)	(700)	(678)	(55)	(53)	(138)	(190)	(2,133)	(2,209)
Gross operating income			**197**	**210**	**251**	**279**	**361**	**439**	**285**	**355**	**14**	**10**	**(296)**	**(270)**	**813**	**1,024**
Risk-related costs			(43)	(41)	(102)	(97)	(1)	-	(39)	14	(7)	(2)	(14)	(11)	(207)	(138)
Equity affiliates	219	236	-	-	-	1	2	10	17	22	85	123	6	(4)	329	388
Net income on other assets	-	-	-	-	(6)	0	-	-	2	4	-	(3)	(1)	4	(5)	5
Integration-related costs	-	-	-	-	(2)	(2)	(6)	(12)	(6)	(20)	-	-	(27)	(15)	(41)	(49)
Pre-tax income	**219**	**236**	**154**	**169**	**141**	**181**	**356**	**437**	**259**	**375**	**92**	**128**	**(332)**	**(296)**	**889**	**1,230**
Tax*	(49)	(56)	(47)	(51)	(58)	(57)	(116)	(155)	(60)	(87)	(2)	(1)	159	148	(173)	(258)
Net income	**170**	**180**	**107**	**118**	**83**	**124**	**240**	**282**	**199**	**288**	**90**	**127**	**(173)**	**(148)**	**716**	**972**
Minority interests															(77)	(67)
Net income - Group share															**639**	**905**

* Tax charges are allocated between the various business lines based on agreed terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Business transfers restated pro forma on Q1-04 disclosed data



	From		To
✓Yemen, Egypt	IRB	→	CIB
✓UBAF	IRB	→	CIB
✓BSF from Q1-04 (reminder)	IRB	→	CIB
✓CPR Online	AM	→	CIB
✓BFC AG	IRB	→	Prop. asset mgt.
✓Private Equity	CIB	→	Prop. asset mgt.


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q1-04 – like-for-like basis and comparable methods to Q1-05* (excluding impact of transfer of entities)



Operating expenses:
€3m
Corporate and investment
banking
GOI Q1-04: (€11m)
Operating expenses:
€4m
NBI: €10m
NBI: €8m
NBI: €6m
Proprietary asset management
and other activities
GOI Q1-04: €31m
French retail banking
- Crédit Lyonnais
GOI Q1-04: €30m
Operating expenses: €18m
NBI: €10m
Asset management
GOI Q1-04: €10m
Reallocation of NBI
Reallocation of operating expenses
CRÉDIT
AGRICOLE S.A.

* Unaudited data

Trends in risk

Market risk

- Overall VaR (99% - 1 day) at 31 March 2005: €20m for Crédit Agricole S.A. Group, including €17m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 31 March 2005				31 December 2004
	Minimum	Maximum	Average	31 March 2005	
Cash and equivalents	4	7	5	6	7
I.C.C. (Interest rate, Currency and Commodities)	12	15	13	14	12
Credit	6	11	8	7	10
Equities	5	9	7	7	7
Total VaR for Crédit Agricole S.A. Group	**20**	**25**	**22**	**20**	**25**


CRÉDIT
AGRICOLE S.A.

Change in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003		June 04	Dec 2004	Mar 05	%
SAS Rue la Boétie	771,841,801		783,146,587	794,929,524	812,394,524	55.13 %
SNC Crédit Agricole Transactions*	14,771,187		6,102,837	-	-	-
Treasury shares**	15,681,762		21,649,126	29,324,633	27,601,803	1.87 %
Shares held by Group companies***	-		-	1,839	1,839	n.m.
Float****	671,227,687		662,623,887	649,266,441	633,524,271	42.99 %
Total shares in issue	**1,473,522,437**		**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**100.00%**
	Consolidated accounts	Pro forma consolidated accounts	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,185,918,556	1,339,009,043	1,472,776,470	1,472,776,470	1,445,918,584	
Net income - Group share	€1,026 m	€1,140m	€1,075m	€2,203m	€905m	
Annualised net income per share	€0. 865	€0.851	€1.460	€1.496	€2.505	
Annualised net income before integration-related costs per share	**€1.809**	**€1.793**	**€2.082**	**€2.144**	**€2.592**	

* SNC closed down on 17 February, 2005

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 –02)

**** At 31 March 2005, including 65,874,126 shares (4.47%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B. Historical data to December 2004 has not been restated for IFRS


CRÉDIT
AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 04	Mar 05
French retail banking	**89.7**	**90.4**
- Regional Banks	52.1	52.2
- Crédit Lyonnais	37.6	38.2
Specialised financial services	**35.0**	**34.5**
Asset management, insurance and private banking	**11.4**	**11.5**
Corporate and investment banking	**112.1**	**116.4**
International retail banking	**3.4**	**2.2**


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Regional Banks' contribution

€ m – Aggregated unconsolidated results of the 42 Regional Banks accounted for at equity	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**2,758**	**3,093***	**+12.1%**
Operating expenses	(1,623)	(1,658)	+2.2%
Gross operating income	**1,135**	**1,435**	**+26.4%**
Risk-related costs	(173)	(141)	(18.5%)
Net income on disposal of non-current assets	-	2	n.m.
Pre-tax income on ordinary activities	**962**	**1,296**	**+34.7%**
Tax	(351)	(391)	+11.4%
Aggregate net income	611	905	+48.1%
Net income accounted for at equity (100%)	**640**	**879**	**+37.3%**
Net income accounted for at equity (25%)	160	220	+37.5%
Elimination of intra-group dividends	-	(69)	n.m.
Change in share of reserves	59	85	+44.1%
Contribution of Regional Banks	219	236	+7.8%

* O/w €240m interim dividends paid by Crédit Agricole S.A.


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**451**	**489**	**+8.6%**
Operating expenses	(228)	(246)	+7.9%
Gross operating income	**223**	**243**	**+9.2%**
Risk-related costs	(86)	(89)	+3.6%
Equity affiliates	-	2	X3.8
Integration-related costs	(1)	-	n.m.
Pre-tax income	**136**	**156**	**+14.3%**
Tax	(55)	(49)	(11.4%)
Net income	81	107	+31.7%


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**65**	**67**	**+4.0%**
Operating expenses	(43)	(42)	(1.6%)
Gross operating income	**22**	**25**	**+15.1%**
Risk-related costs	(15)	(9)	(40.5%)
Net income on other assets	(6)	-	(100%)
Integration-related costs	(1)	(2)	+58.3%
Pre-tax income	**-**	**14**	**n.m.**
Tax	(2)	(3)	+45.8%
Net income	(2)	11	n.m.


CRÉDIT AGRICOLE S.A.

Specialised financial services

Factoring highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**25**	**46**	**+85.2%**
Operating expenses	(17)	(31)	+85.0%
Gross operating income	**8**	**15**	**+85.5%**
Risk-related costs	(1)	1	n.m.
Integration-related costs	-	(1)	n.m.
Pre-tax income	**7**	**15**	**X2.3**
Tax	(2)	(6)	X3.8
Net income	5	9	+76.9%


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**270**	**320**	**+18.5%**
Operating expenses	(163)	(175)	+7.5%
Gross operating income	**107**	**145**	**+35.3%**
Risk-related costs	1	-	n.m.
Equity affiliates	-	1	n.m.
Integration-related costs	(3)	(5)	+67.7%
Pre-tax income	**105**	**140**	**+33.0%**
Tax	(36)	(54)	+49.4%
Net income	69	86	+24.5%


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**284**	**332**	**+16.7%**
Operating expenses	(58)	(66)	+13.3%
Gross operating income	**226**	**266**	**+17.6%**
Risk-related costs	(1)	(1)	(33.3%)
Equity affiliates	2	7	x3.6
Integration-related costs	(3)	(4)	+63.0%
Pre-tax income on ordinary activities	**224**	**268**	**+19.5%**
Tax	(72)	(93)	+28.4%
Net income	152	175	+15.3%


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q1-04	Q1-05	% change Q1-05/Q1-04
Net banking income	**128**	**125**	**(2.2%)**
Operating expenses	(100)	(96)	(3.4%)
Gross operating income	**28**	**29**	**+2.1%**
Risk-related costs	(1)	1	n.m.
Equity affiliates	-	1	n.m.
Integration-related costs	-	(2)	n.m.
Pre-tax income on ordinary activities	**27**	**29**	**+8.2%**
Tax	(8)	(8)	-
Net income	**19**	**21**	**+11.8%**


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	Q1-04	Q1-05
Cost of financing	(264)	(298)
Financial management	(39)	113
O/w trading (according to IFRS)	*(115)*	*63*
Other business	37	41
Work-out activities	108	64
Net banking income	**(158)**	**(80)**


CRÉDIT
AGRICOLE S.A.

Changes in operating expenses Q1-04/Q1-05

€m

Q4-04 operating expenses (IFRS)	**2,258**
New synergies in Q1-05 (compared to Q4-04)	(17)
Change in scope of consolidation (Eurofactor)	11
Non recurring Q4-04 operating expenses	≈ (80)
Performance-linked remuneration and organic growth	≈ 37
Q1-05 operating expenses	**2,209**


CRÉDIT
AGRICOLE S.A.



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

June 1, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3

English translation from French

Crédit Agricole S.A. AMF Notice published June 1, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 05/25/2005

date of transaction	number of shares	weighted average price	amount
sale on 05/25/2005	18 585	21.19	393 816.15
	18 585	**21.19**	**393 816.15**